October 3, 2023

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Re:	Renalytix plc

Registration Statement on Form S-3 (File No. 333-274733)

Dear Sir or Madam:

Pursuant to Rule 477 under the Securities Act of 1933, as amended, Renalytix plc (the “Company”) hereby requests withdrawal, effective immediately, of its Withdrawal Request dated October 2, 2023 filed on Form RW with respect to the above-referenced Registration Statement. The Withdrawal Request was incorrectly filed on EDGAR by the Company as a Withdrawal Request for the Registration Statement (Form RW) rather than as Correspondence with respect to the withdrawal of the Company’s prior acceleration request. To be clear, the Company is not requesting to withdraw the above registration statement, merely the Form RW that was incorrectly tagged.

Please contact Katie Kazem of Cooley LLP at (703) 456 8043, counsel to the Company, if there are any questions regarding this matter.

Very truly yours,

RENALYTIX PLC

By:	/s/ James McCullough
James McCullough
Chief Executive Officer